Execution Version

ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (the “Agreement”) is dated as of January 1, 2026, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and SEASONS SERIES TRUST, a Massachusetts business trust (the “Trust”).

WITNESSETH:

WHEREAS, the Adviser and the Trust are parties to that certain Investment Advisory and

Management Agreement, dated January 1, 2026, (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the SA American Century Inflation Managed Portfolio (the “Portfolio”); and

WHEREAS, the Trust, on behalf of the Portfolio, pays the Adviser, as compensation for services provided to the Portfolio, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Adviser has voluntarily agreed to waive a portion of its fees under the Advisory Agreement with respect to the Portfolio, in the amounts set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser voluntarily agrees to waive a portion of its Advisory Fee under the Advisory Agreement with respect to the Portfolio so that that advisory fee payable by the Portfolio is equal to 0.54% of the Portfolio’s average daily net assets on the first $500 million and 0.49% of the Portfolio’s average daily net assets over $500 million.

2.

This Agreement may be terminated at any time by the Adviser upon notice to the Trust. In addition, this Agreement shall terminate automatically upon the termination of the Advisory Agreement with respect to the Portfolio.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

5.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.

The Declaration of Trust establishing the Trust, dated as of October 10, 1995, as amended and restated as of April 27, 2022, a copy of which, together with all amendments thereto, is on file in the office of the Secretary of State of the Commonwealth of Massachusetts, provides that no Trustee, shareholder, officer, employee or agent of the Trust shall be held to any personal liability, nor shall resort be had to their private property for satisfaction of any obligation or claim or otherwise in connection with the affairs of the Trust, but the “Trust Property” only shall be liable.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ John T. Genoy
Name: John T. Genoy
Title: President

SEASONS SERIES TRUST, on behalf of SA American Century Inflation Managed Portfolio, a series thereof

By:	/s/ Gregory R. Kingston
Name: Gregory R. Kingston
Title: Treasurer

[Signature Page to Advisory Fee Waiver Agreement – SA American Century Inflation Managed Portfolio]